Conectiv Bethlehem Inc.
Balance Sheet
(Dollars in Thousands)
Unaudited

	Actual September 30, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	*
Taxes receivable	*
Other	*
	*
Funds Held by Trustee	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less accumulated depreciation	*
	*
Construction work-in-progress	*
	*
Deferred Charges and Other Assets	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	*
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
Other	*
	*
Note Payable to Conectiv Energy Holding	*
Deferred Credits	
Deferred income taxes	*
Derivative instruments	*
	*
Capitalization	
Common stock	*
Additional paid-in capital	*
Other comprehensive loss	*
Retained deficit	*
Total equity	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility
  Holding Company Act of 1935.